THE OIL OF ISRAEL

PROPHECY BEING FULFILLED

“Gather yourselves together, that I may tell you that which shall befall you in the last days.”(Genesis 49:1)

THE OIL OF ISRAEL

PROPHECY BEING FULFILLED

JOHN BROWN

Copyright © John Brown 2010 True Potential Publishing, Inc. PO Box 904 Travelers Rest, SC 29690 email: info@tppress.com website: http://tppress.com

All rights reserved. No part of this book may be reproduced or transmitted in any form or by any means, electronic or mechanical, including photocopying, recording or by any information storage and retrieval system, without written permission from the publisher, except for the inclusion of brief quotations in a review.

Scripture quotations in this volume are from the

King James Version -of the cally credited to another source.

ISBN: 978-0-9823059-8-0 LCCN: 2010927887

Printed in the United States of America

THE OIL OF ISRAEL

PROPHECY BEING FULFILLED

JOHN BROWN

TABLE OF CONTENTS
Preface	1
Chapter 1	9
True Biblical Faith
Chapter 2	21
The Vision and the Calling
Chapter 3	27
The Scriptures Given to John Brown
Chapter 4	41
Now By Faith
Appendices
About John Brown	47
The Joseph Project	49
Zion Oil & Gas Vision Statement	52
Zion’s Charitable Foundations	56
Letters From Shareholders	58
Jews & Christians United For Israel	63
John Brown’s Personal Testimony	71
Ancient Tribes of Israel Map	75
Zion License/Levant Basin Map	76
Zion Corporate Information	77

PREFACE

Dear Friends of Zion,
     As I begin to write this introduction for this book, I feel compelled to quote a Jewish Rabbi who very profoundly and meekly said
“with Faith there are no questions, and without Faith, there are no answers.” I do not pretend to have the spiritual insight of these great men of God; Hal Lindsey, Marcus Lamb, Jim Spillman, Rabbi Jonathan Bernis, John Hagee, Joel Rosenberg, David Jeremiah and Frederick Brotherton Meyer, so I have quoted these great men of faith and have used the Bible verses as I believe God gave them to me.

All scripture is given by inspiration of God, and is profitable reproof, for correction, for instruction in righteousness. That the man of God may be perfect, thoroughly furnished unto all good works.

(2 Timothy 3:16-17)

THE OIL OF ISRAEL:
PROPHECY BEING FULFILLED

Knowing this first, the scripture is of any private interpretation. For the prophecy came not in old time by the will of man: but holy men of God spake as they were moved by the Holy Ghost.
(2 Peter 1:20-21)

     So, why did God choose Zion to discover the oil in Israel? The answer is I don’t know why, but He did, and I believe I was told by

God that it was to

(Isaiah 14:24) (Zechariah 1:17) and to bless the body of Christ. (Isaiah 23:18 NIV) and Zion Oil only exists because of God’s faithfulness to Israel (Psalms 36:5, 89:1-5) and not because of my faith (Isaiah 25:1).

     I believe the promise of Israel’s oil begins in Genesis 49:1: “and Jacob called unto his sons, and said, gather yourselves together, that I may tell you that which shall befall you in the last days.” Then in verse 28, Jacob proceeded to bless the twelve tribes of Israel. In Verses 22-26, he speaks of blessing Joseph’s land with the “blessings of the deep that lieth under and they shall be on the Head of Joseph.” In Deu-ternomy 33:1, Moses also“and this is the blessing, wherewith Moses the

PREFACE

man of God blessed the children of Israel before his death.” In verse 4 “Moses commanded us a law, even the inheritance of the congregation of Jacob.” In verses 13-16 Moses speaks of Joseph again and that his land would be blessed “for the deep that coucheth beneath”; these scriptures speak prophetically of the most precious things (meged) of the earth and again, just like Jacob’s prophecy, the blessing will be found “on the Head of Joseph”.

     Verse 19 states, “for they shall suck of the abundance of the seas, and of treasures hid in the sand.” The blessings on Joseph’s land are based on God’s promises in which He prophesied through both Jacob and Moses that the blessings lies deep beneath the land and on the head of Joseph; Jacob blesses both of Joseph’s sons. (Hebrews 11:21; Genesis 49:22-26) and Moses again blessed both sons of Joseph, Ma-nasseh & Ephraim, and the land (Deuteronomy 33:13-16).

     When we celebrated the Ma’anit #1 well dedication on April 3, 2005, Rabbi Yittzhak Schwartz, as part of his blessing for Zion, read this scripture:

     They shall call the people unto the

PREFACE

Temple was to deposit the Vision in my heart to discover the oil of Israel. I want it to be perfectly clear, I believe that I was created, saved and chosen by God to and that God alone will receive all the glory by these prophecies being

Zion Oil & Gas (Psalm 86:10; 83:18) because all I am is His only obeyed God and by faith followed Him on this twenty-nine year faith journey (Luke 17:10).

     I guess I don’t really know why it should be so surprising to us believers that God’s Word is true and what will happen in Israel after the oil is found in the last the Bible says in Deuteronomy. 33:4: “Moses commanded us a law, even the inheritance of the congregation of Jacob.” In Deuteronomy 34:10 it is written that, “And there arose not a prophet since in Israel like unto Moses, whom the LORD knew face to face.” Amos 3:7 tells us, “Surely the Lord God will do nothing, but he revealeth his secret unto his servants the prophets.” And 1 Kings 8:56 states:

Blessed be the LORD that hath given rest unto his people Israel, according to all that he promised: there hath not

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failed one word of all his good promise, which he promised by the hand of Mo-ses his servant.

     God has promised many such blessings for His people and its impossible for me even to begin to list them all, but He is a faithful God (Psalm 119:89-90) and if you are to receive His promises you must believe and trust Him �by faith� that He is able to keep all of His promises (Hebrews11:6).

     I was in Israel in May of 1983 when God spoke to me these verses in 1 Kings 8:41-43:

Moreover concerning a stranger, that is not of thy people Israel, but cometh out of a far country for thy name's sake; (For they shall hear of thy great name, and of thy strong hand, and of thy stretched out arm;) when he shall come and pray toward this house; Hear thou in heaven thy dwelling place, and do according to all that the stranger calleth to thee for: that all people of the earth may know thy name, to fear thee, as do thy people Israel; and that they may know that this house, which I have builded, is called by thy name

PREFACE

     “By faith” I believed that “all” also must include petroleum oil, so I prayed for the oil of Israel “by faith” (John 14:14; Romans 10:17) and I have never doubted that God heard my prayer and would keep His promises to me (Hebrews11:1) and I must encourage you all to trust Him and to gently rebuke you as well. God is faithful so when we doubt Him and don’t believe His Word, then what we are saying is that He is not being truthful and is lying to us! (Psalm 40:10) While these are blunt words but it nevertheless is true if we doubt His faithfulness and do not trust Him to perform His Word (Hebrews 6:11-15). God plainly calls unbelief and doubt sin (Romans 14:23) and when the children of Israel disobeyed God and did not believe Him, they paid a severe price (Deu-teronomy 1:23-46; 2:15) and we are all called to walk by faith and not by sight (2 Corinthi-ans 5:7). The Bible is full of examples of men who had victorious faith; Abraham, Joshua, Caleb, Jonathan, David, Jehosophat, Job; the list is endless. “Who through faith subdued kingdoms, wrought righteousness, obtained promises, stopped the mouths of lions.” (He-brews 11:33) In Chapter 11 of Hebrews which is called the hall of Faith, other men like Abel, Enoch, Noah, Isaac, Jacob, Joseph, Moses and

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many others (Hebrews11:29-32) also trusted and obeyed God by faith build the Kingdom of God. Quite frankly, we as believer’s should never doubt God, His Word or His promises because our doubt and unbelief DO NOT honor God!

     If you want to increase your faith, then you must spend time reading His Word (Romans 10:17) and remember that Faith without works is also dead (James 2:14-25) and you cannot receive these promises without you and your faith being tested first (James

     This book is being written by faith in 2010 based on God’s instructions to me to write a book (Jeremiah 30:2) and to share the Vision

(Habakkuk 2:2-3) before

Israel. God also told me that after the oil is discovered many more Prophetic visions, which are all written in God’s Word, will begin to happen and I am to share these scriptures with you all in (Ezekiel 12:21-28).

John M. Brown Zion Oil & Gas, Inc. Chairman/Founder

CHAPTER 1

TRUE BIBLICAL FAITH

     So then, what is Biblical Faith? The Bible defines this for “Now Faith is being sure of what we hope for and certain of what we do not see.” And true faith not only believes it but knows it and expects it will happen.

     “So then, faith comes by hearing, and hearing by the word of God.” (Romans 10:17)

“BY FAITH” I received this Blessing and Prophecy from the Rabbi Eliezer Berland, the Dean of the Shuvu Banim Yeshiva in Jerusa-lem. Rabbi Berland is one of the leading rabbis of the Bratzlav Hassidic court, numbering scores of thousands around the world. The Bratzlav Hassidic court is one of the leading Hassidic movements today, both in and outside of Israel.

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

TRUE BIBLICAL FAITH
References and Recommended Readings are:

1.	Moses: The Journey of Faith by Fred- erick Brotherton Meyer

2.	Faith for Earth’s Final Hour by Hal Lindsey (www.hallindsey.com)

3.	Breaking the Treasure Code: The Hunt for Israel’s Oil by James R. and Steven Spillman (www.tppress.com)

     Biblical Faith will only work when we believe that God will keep His promises to us and then our faith pleases God. Because without faith it is impossible to please Him (He-brews 11:6) and the more that we learn about God (from His Word) the more our faith grows and we become certain of the promises that He makes to us. True biblical faith is always centered only on God’s will and Word and not ever self-centered. It must only be based on our belief, trust, and and His Word only and not in our faith itself or the object of our faith. The faith life always looks at all things through God’s Word and His unlimited ability to work out all things for our good (Romans 8:28). Jesus said to us in Mark 9:23: "... if thou canst believe, all things are possible to him that believeth."

TRUE BIBLICAL FAITH
er, the power of putting self aside so God may work unhindered through us. It is the attitude of our heart which having ascertained the will of God, and being desirous of becoming a vessel for it, goes on to believe and expect that God will work out his purposes through us.

     It is, in brief, that desire to serve God which allows Him to use us and we become the channel or vehicle through which He passes to bless mankind. The believer -moved, a God-possessed man; and the work which he does in the world is not his, but God's through him. There are, therefore, these necessary conditions of all true faith:
  The sense of helplessness and nothingness (Romans 12:1-3).
  An absolute assurance of being on God's plan (Psalm 32:8).
  Entire consecration that He will work out his plan in our life (Proverbs 19:21).
  The daily food of promise (The Word) (Psalm 119:130).
  A daring to act, in utter independence of feeling, on a faith which trusts completely in the faithfulness of God (Psalm 37:5).

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My Testimony - It All Began in 1981

(Revelation 12:11)

1.	Zion is a testimony and a journey of faith, which began for me when I was saved, or born again, in January 1981. This testi-mony is based only on God's faithfulness to the Jewish people and the Nation of Israel (Genesis 17:1-8). Both of which are covenant promises and will come to pass (I Kings 8:56; Isaiah 25:1) and not because of my faith. It is God's purpose and will for my life to discover the oil of Israel (Isaiah 46:9-11; Exodus 9:16).

2.	I was saved by faith. It is a gift of God (Ephesians 2:8, 9) and (Romans 10:8-9).

3.	Jim Spillman came to Zion Temple in Claw- son, Michigan in February 1981 and taught on "The Oil of Israel"; by faith I believed it and The Great Treasure Hunt. God used

Jim Spillman first in vision for the oil in my heart.

4.	The Vision Book, I was told by faith to write the vision (Habakkuk 2:2-3).

5.	What the Bible (Word) declares comes only by faith (Romans 10:17).

TRUE BIBLICAL FAITH
6.	The Bible (Word) speaks to us by faith (Psalm 119:105, 130, 138, 160) and then we must "by faith" believe the promise (Hebrews 11:1) and then by faith act on it (James 1:22, 23). We are clearly warned by God about doubt and unbelief (Hebrews 3:7-19) and how a true believer's rest can only be obtained by faith (Hebrews 4:1- 12). God wrote this about Abraham who is the father of our faith in (Romans 4:1-25).

Yet, with respect to the promise of God, he did not waver in unbelief, but grew strong in faith, giving glory to God, and being fully assured that what He had promised, He was able also to perform.

(Romans 4:20-21).

7.	I then went by faith in 1983 to Israel where God gave me (I Kings 8:41-43) and then by faith:

8.	(2 Chronicles 6:32-33) I prayed and asked God by faith for the oil! (Hebrews 11:1) And then by faith I believed I received it (Mark 11:22-24) Since then I have by faith believed it and spoken it and do not doubt it (Hebrews 10:38 ).

9.	God called me full time to pursue the vi-

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sion for the oil in December 1985 (Acts 22:14-15). So, by faith I resigned my job from Valeron and moved to Houston, Texas (Hebrews 11:8) and then by faith I was told to write the Vision Book (Habakkuk 2:1-3). I was very concerned that I only write what God has written and in the Bible. There is a severe penalty if we add to or take away from His Word (Revelation 22:18-19) so I wrote The Vision Book by faith only after I received (Jeremiah 23:28-29).

"The Oil of Israel" (Amos 3:7)

     Jacob's Blessing was "The Vision" (He-brews11:21). By faith Jacob, when he was dying, blessed both sons of Joseph (Ephraim and Manasseh). In the last days (?) (Genesis 49:1; 22-26 [key verses25-26]) Joseph's Land will be blessed with oil. Moses' Blessing (Deuterono-my 33:13-16) confirmed

Joseph's Land and Asher's foot (v:24) (see the biblical map and Zion's exploration licenses opposite) The rights of given to the sons of Joseph (I Chronicles 5:1-2).

10.	By faith I then moved to Houston, Texas- 1986 to pursue the vision (Hebrews 11:8;

TRUE BIBLICAL FAITH

Nehemiah 2:20). After ten years of various trials and testing (Job 23:10) and just like Moses, I tried very hard in my own strength

CHAPTER 2
THE VISION AND THE CALLING

     When first visiting that God gave me a scripture (I Kings 8:41-43), a vision (Oil for Israel) and, as a Christian Zi-onist and New Covenant believer (Isaiah 65:1), the calling to render assistance to the Jewish people and Nation of Israel and to aid them in the Restoration of the Land by providing the oil and gas necessary to help the People of Israel maintain their political and economic independence (Leviticus 19:33,34) (Exodus 6:6-8).

     In the Bible, God sovereignly declares that Israel is His chosen people (Exodus 4:22); and we can gain some understanding of God's choice, His vision and purpose by reading (Deuteronomy 7).

     As a Christian Zionist, I declare, "... thy people shall be my people, and thy God my God". (Ruth 1:16) And I believe that, as true

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Christians, we must all so identify with Israel, as we are all part of the "wild olive branch" grafted onto the olive tree by the grace of God (Romans 11). Moreover, I identify with Israel because I share in their struggle and understand a little something of their pain, their confusion, their hope, the media misrepresentation, and the world�s disdain of the Jewish people and the nation of Israel - even and perhaps more so today, when Israel appears to be coming under greater criticism for taking those very steps of self-defense which we in America take for granted as our sovereign moral right in defense of ourselves and our interests.

     As a believer, I have and can have no doubt that mankind must learn that obedience towards God and His commandments is the key to progress, whether personal or corporate, national or international. Disobedience, on the other hand, can lead only to great the story of the Jewish people and the nation of Israel. Indeed, it appears that God's chosen people have ascended to heights and descended to depths far beyond our experience - in both blessings and curses - in progress and disaster.

In considering the history of Israel, how-

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be, the forced pressure of the 'peace' negotiations and calls of "land for peace" - despite the fact that Israel is the only nation on Earth that was created by a sovereign act of God (Genesis 15) and whose(Numbers 34:1-12). For in (Exodus 32: 13) He said, "...All of this land which I have spoken of will I give to your descendants and they shall inherit it forever."

     And when in the summer of 2000, the Prime Minister of Israel indicated that in return for the much prayed for "peace", Israel would be willing to give most of the territory of the Holy Land reconquered in the 1967 War - a war commenced by the Arabs with the declared purpose of destroying Israel - to the Palestinians for an independenta state, those very Palestinians rejected the offer, declaring that the Jews had no right to Jerusalem or to the Temple Mount, that the Bible was "forged" to show such a connection between the people of Israel and the site of His House, and then they commenced a wave of terrorism, sending human bombs to kill and maim teenagers at discotheques and families at pizza lunches.

Yet the recent events in the land of Israel

THE VISION AND THE CALLING

notwithstanding, with sorrow and regret, we must admit the truth and confess that the greatest sufferings imposed on the Jewish people throughout history have come from the so-called 'Christian' church and from those confessing the Christian faith. For this we must all ask their forgiveness.

     The forces directed against the Jews have misrepresented God and have wrongly interpreted His Word in an attempt to rob Israel of its inheritance which is based on (Genesis 17:7-8) a sovereign promise from God (Exodus 6:4) and an everlasting covenant (Deuteronomy 4:31). Despite the fact that these expressions of evil are totally contrary to God's everlasting covenant, His unchanging nature and purpose, these actions were and by these evil men and nations for their own ends.

     But as the Bible declares, God HAS NOT forsaken His covenant people (Jeremiah 31:31-40); and, as 'new covenant believers', we are commanded by God in the Bible to stand together with the Jewish people whom the world has abused. As the for the Jewish people - for them the realization

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of their covenant and for them the answer to their prayers of countless generations:

And I will plant them upon their land, and they shall no more be pulled up out of their land which I have given them, saith the Lord thy God. (Amos 9:14-15)

CHAPTER 3
THE SCRIPTURES GIVEN TO JOHN BROWN

THE QUESTION AND THE ANSWER The Blessings of the Fathers (Genesis Chapters 17, 27, 49; Deuteronomy Chapters 32, 33)

     The economic and political stability of Is-rael, indeed, its very survival is at stake, not in any small measure because of its dependence on imported oil and gas. The desire to free Is-rael of such dependence has opened up unexplored areas of Israel and today more sophisticated exploration and drilling techniques than previously used are being utilized to assess the oil potential of those areas.

     The State of Israel lies in the heart of the Middle East and is surrounded by areas in neighboring Arab countries which contain the world's largest are the blessings and posterity which G-d had

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promised Abraham also for his son Ishmael in (Genesis 17:18-20) and by Isaac�s blessing also of his son Esau in (Genesis 27:38-39). The genealogies of Ishmael (Genesis 25:12-18) and Esau (Genesis 36) show that their descendants became the inhabitants of modern day Saudi Arabia and other Arab countries, from Egypt to Iraq and Jordan to Yemen.

     The State of Israel, as a national member of the free world and as the only true, stable democracy in the Middle oil to remain independent from outside political pressures.

     In 1988, the Government of Israel, acting through the government-owned Oil Exploration Investments Ltd.-iaries and geological consultants of renowned international reputation, established the hydrocarbon potential of Israel, and validated the existence of significant oil and gas in the Land of Israel, as also exist in the neighboring countries of the Middle East.

     Past exploration efforts have yielded several small on-shore discoveries and the recent, significant gas fields -

p

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blessings of the twelve tribes, as G-d prepared him to view the "Promised Land" which HE had given to HIS chosen "Children of Israel" -makes direct reference to the existence of OIL in Israel.

     So, friends of Israel, as we begin "The Great Treasure Hunt" may we join hands with the Government of Israel and its people and together look toward and pray for "the discovery of OIL in their homeland, the Land of Israel" and on the "Head of Joseph" as promised in the Torah by the G-d of Abraham, Isaac and Jacob (Genesis 49:25, 26; Deuteronomy 33:13-16).

Thus saith the Lord GOD; I will even gather you from the people, and assemble you out of the countries where ye have been scattered, and I will give you the land of Israel.
(Ezekiel 11:17)

     And Israel will be graciously comforted and restored (Micah 7:18-20; Ezekiel 37:15-28).

THE SCRIPTURES GIVEN TO JOHN BROWN

THE VISION ... The Oil Of Is'ra-el

     While visiting Israel with Alger Wolfe in May 1983, John Brown's prayer to the G-d of Abraham, Isaac and Jacob was for oil to be found in Israel. This instruction to John were based on the biblical portion describing the Dedication of the First Temple in Jerusalem and Solomon's prayers thereat (I Kings 8:22-66).

ONE ... The Prayer
Moreover concerning a stranger [John Brown]1, that is not of thy people Is-rael, but cometh out of a far country [U.S.A.]1 for thy name's sake: (for they shall hear of thy great name, and of thy strong hand, and of thy stretched out arm); when he shall come and pray towards this house; hear thou in heaven thy dwelling place, and do according to ALL that the stranger calleth to thee for [Oil for Israel]1: that all the people of the earth may know thy name, to fear thee, as do thy people Israel and that they may know that this house, which I have builded, is called by thy name.

1 added by J. Brown

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(I Kings 8:41-43)

TWO ... The Instructions
And it shall come to pass, if ye shall hearken diligently unto my commandments which I command you this day, to love the Lord your God and to serve Him with all your heart and with all your soul, that I will give you the rain of your land in his due season, the early rain and the late rain, that thou mayest gather in thy corn, and thy wine, and thine OIL2 [the OIL of Israel]. (Deuter-onomy 11:13-14)

THREE ... The Evidence

Then thou shalt see, and thine heart shall fear, and be enlarged; because the abundance of the sea shall be converted unto thee, the forces of the Gentiles shall come unto thee. (Isaiah 60:5)

     These three specific -ceived by John Brown in 1983 from G-d while in the land of Israel,

2 emphasis added

THE SCRIPTURES GIVEN TO JOHN BROWN

which has been born by him through the years for the exact purpose heart! Today, G-d

Word, the reality of HIS promise when HE also promised...

     "For surely there is an end; and thy expectation shall not be cut off." (Proverbs 23:18)

THE CALLING... Tell Them

     So, then He told me to "write the vision" (Habakkuk 2:2-3) and then after the oil is discovered, I am to tell them:

And the word of the Lord came unto me, saying, "Son of man, what is that proverb that ye have in the land of Israel, saying, the days are prolonged, and every vision faileth? Tell them therefore, Thus saith the Lord God; I will make this proverb to cease, and they shall no more use it as a proverb in Israel; but say unto them, The days are at hand, and the effect of every vision. For there shall be no more any vain vision nor flattering divination of Israel. For I am the Lord: I will

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

speak, and the word that I shall speak shall come to pass; it shall be no more prolonged: for in your days, O rebellious house, will I say the word, and will perform it, saith the Lord God." Again the word of the Lord came to me saying, "Son of man, behold they of the house of Israel say, The vision that he seeth is for many days to come, and he prophesieth of the times that are far off. Therefore say unto them, Thus saith the Lord God; 'There shall none of my words be prolonged any more, but the word which I have spoken shall be done, saith the Lord God.'"

(Ezekiel 12:21-28)

THE PROMISES ... Also Unto the Gentiles
(Leviticus 19:33, 34)

     For the prophets foretold that the Gentiles (Isaiah 55:5) would also call upon God and they too would serve him (Zephaniah 3:9) and he would answer their prayers (Isaiah 65:24) and he would save them (Isaiah 52:10) and set them in the land! (Isaiah 14:1) For it is also written:

Also the sons of the stranger, that join

THE SCRIPTURES GIVEN TO JOHN BROWN

themselves to the Lord, to serve Him, and to love the name of the Lord, to be His servants, every one that keepeth the Sabbath and does not profane it, and all that hold fast to my covenant. Even them will I bring to my holy mountain, and make them joyful in my house of prayer; their burnt offerings and their sacrifices shall be for my house shall be called a house of prayer for all peoples. (Isaiah 56:6-7)

A NEW COVENANT PEOPLE (Jeremiah 31:31-34)

     For God has promised that not only would He honor his First Covenant and would cause the Jews to return (Jeremiah 33:14-26), but that one day He would also make a New Covenant (Jeremiah 31:33-34) and in Hosea 2:23 He said: "...And I will say to them that were not my people, Thou art my people!" And they shall say, "you are my God" and they will help restore the Nation of Israel and many people would come to the Land of Israel to seek the God of Israel (Zechariah 8:20-23; Isaiah 65:1) and these strangers who dwelt among the people of Israel would also share in the promised

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inheritance (Ezekiel 47:21-23) and "... the stranger that dwells with you shall be to you as one born among you." (Leviticus 19:34) For G-d's promise to Abraham was, "and in thy seed shall all the nations of the earth be blessed."

(Genesis 22:18)

     So, now we a new covenant people (Deu-teronomy 29:12-15) have came to the land of Israel to claim our promised inheritance and to receive the blessings of Abraham. (Galatians 3:6-14). For it is also written, "... is He the God of the Jews only? Is HE not the God of the Gentiles? Yes, of the Gentiles also," (Romans 3:29-30) for G-d hath not cast away HIS people which HE foreknew. "For if their [the Jewish people] being cast away is the reconciling of the world, what will their acceptance be but life from the dead?" (Romans 11:1-24) Because, "... that blindness in part has happened to Is-rael until the fullness of the Gentiles be come in. And so all Israel will be saved." (Romans 11:24-36) Therefore:

     As a Christian, one must recognize that it is written "... if [we] the Gentiles have been made partakers of their [Israel's] spiritual things, their [Gentiles'] duty is also to minister to them

THE SCRIPTURES GIVEN TO JOHN BROWN

[Israel] in material things." (Romans 15:27) Because �the G-d of heaven He will prosper us [Zion]" (Nehemiah 2:20) with the oil of Israel ... so that we, a new covenant people of Zion, will minister and assist 'Israel' in their petroleum and material needs. Because, as touching the election, "they [the Jewish People] are beloved for the sake of the fathers." (Romans 11:28) And, when they do turn to the Lord, the veil on their hearts will be taken away (2 Cor-inthians 3:14-16).

THE PURPOSE ... To Receive The Blessings Of Jacob (Genesis 49:1-2 and 22-26)

     I believe Zion Oil & Gas was ordained by G-d for the express purpose of discovering oil and gas in the Land of Israel and to bless the Jewish people and the nation of Israel and the body of Christ (Isaiah 23:18 NIV). I believe that G-d has promised in the Bible to bless Is-rael with one of the world's largest oil and gas fields, and this will days before the Messiah returns and that it will be found on the Joseph License and the Asher/ Menashe License, both being on the Head of Joseph (Genesis 49:1-2 and 22-26):

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

And Jacob called unto his sons, and said, Gather yourselves together, that I may tell you that which shall befall you in the last days. Gather yourselves together, and hear, ye sons of Jacob; and listen unto Israel your Father ... Joseph is a fruitful bough, a fruitful bough by a well; whose branches run over the wall.

The archers fiercely shot at him and hated him; but his bow abode in strength, and the arms of his hands were made supple by the hands of the mighty God of Jacob (by the name of shepherd, the Rock of Israel), by the God of thy father who shall help thee; and by the Almighty who shall bless thee, with blessings of the heaven above, blessings of the deep [the Oil of Israel]3 that lies beneath; blessings of the breasts and the womb. The blessings of thy Father are mighty beyond the blessings of the eternal mountains, the blessings of the everlasting hills [Oil]3, they shall be on the head of Joseph, and on the crown of the head of him that was separated from his brothers.

3 added by J. Brown

THE SCRIPTURES GIVEN TO JOHN BROWN

... And The Blessing Of Moses (Deuteronomy 33:1, 13-19)

     "And this is the blessing which Moses the man of GOD blessed the sons of Israel before his death" (Deuteronomy 33:1)

... And of Joseph he said, blessed of the Lord be his land, for the precious things of heaven, for the dew and for the deep [the Oil of Israel]4 that coucheth beneath, and for the precious fruits brought forth by the sun, and for the precious things put forth by the moon, and for the chief things of the ancient mountains and for the precious things of primordial hills [Oil]4 and fullness thereof, and for the Good will of HIM that dwelt in the bush; let the blessing [the Oil of Israel]4 come upon the head of Joseph, and upon the top of the head of him that was separated from his brethren
(Deuteronomy 33:13-16)

They shall call the peoples to the mountain; there they shall righteousness; for they shall suck of the

4 added by J. Brown

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

abundance of the seas, and of treasures

[the Oil of Israel]5hid in the sand. (Deuteronomy 33:19)

THE JOSEPH PROJECT ... The Inheritance (Genesis 48:15-22)

Joseph shall have two portions. And you shall inherit it, one as well as another; that concerning which I lifted up my hand to give it to your fathers; and this land shall fall to you as an inheritance.
(Ezekiel 47:13-14)

And it shall come to pass, that you shall divide it by lot for an inheritance to you, and to the strangers [Gentile believers] that sojourn among you, who shall beget children among you: and they shall be to you as those born in the country among the children of Israel; they shall have an inheritance with you among the tribes of Israel. And it shall come to pass, that in whatever tribe the stranger may stay, there you shall give him his inheritance, says the Lord GOD.

(Ezekiel 47:22-23)

5 added by J. Brown

CHAPTER 4

NOW BY FAITH ... The Joseph License

... The Plan ... By Faith (Hebrews 11:1-40)

     Zion�s approach is somewhat unprecedented ... and that is because of its founder's, John Brown's, FAITH in G-d and HIS promises (Joshua 1:8) and in G-d's faithfulness and ability to perform all HIS Word, as we also walk in the steps of faith as Our Father Abraham walked (Romans 4:11-25). And Jesus said, "It is written [Deuteronomy 8:3], Man shall not live by bread alone, but by every word of God."

(Luke 4:4)

     Now, "FAITH is the substance of things [the Oil of Israel]6hoped for, the evidence of things not seen." ... And, it is also written that,"By FAITH Abraham, when he was tested, offered up Isaac," and "By FAITH Isaac blessed Ja-cob and Esau concerning things to come"; "By FAITH Jacob, when he was dying, blessed each

6 added by J. Brown

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

of the sons of Joseph." (Hebrews 11:1-22) G-d�s word establishes and so states "...The JUST shall live by his FAITH" (Habakkuk 2:4) "But without FAITH, it is impossible to please HIM." (Hebrews 10:38 and 11:6)

     For: We worship by faith as Abel. We walk by faith as Enoch. We work by faith as Noah. We live by faith as Abraham. We govern by faith as Moses. We follow by faith as Israel. We fight by faith as faith as Gideon. By faith we are patient in suffering, courageous in battle, made strong out of weakness, and are victorious in defeat. We are more than conquerors by our faith seeing " there is one God who will justify the circumcised By Faith and the uncircumcised through faith." (Romans 3:29-30)

     So, it is only through faith in JESUS CHRIST that we are saved. "It is written in the prophets, 'And they shall all be taught by God' [Isaiah 54:13] Therefore everyone who hath heard, AND HATH LEARNED OF THE FATHER, cometh unto me." (John 6:45-51)

     From its inception, G-d's plan was born through Faith in G-d's Word into the heart of

NOW BY FAITH
John Brown, Zion's founder, and, in all matters concerning Zion, the Word of G-d has been the basis of John Brown's conduct and actions: For it is written:

This book of Law shall not depart from your mouth, but you shall meditate in it day and night, that you may observe to do according to all that is written in it.

(Joshua 1:8)

     Consequently, the founder of Zion shall respect and "Fear God, and keep HIS commandments: for that is the WHOLE duty of man."

(Ecclesiastes 12:13)

     When we began again drilling the Ma�anit-Rehoboth Well (MR#2) deeper in April 2009, it was to reach the Permian Zone. "By Faith" I believed and so stated publicly that I believed by faith that this well would be our discovery well in Israel. However, today, on April 14, 2010, I was informed that this well would be temporarily suspended. What this means is that I was wrong and I presumed that I knew what G-d would do in 2010 and for this sin of presumption I ask you all for forgiveness (James 4:13-17; Psalm 19:12,13).

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

     However, my faith and belief in the scriptures remains the same and unshaken because I do believe that oil will be discovered in Israel and on the head of Joseph (Genesis 49:28). I'm convinced it will happen someday but I just do not know when (Ecclesiastes 3:1).

"Whatsoever the Lord pleased, that did he in heaven, And in Earth, in the seas, and all the deep places."
(Psalm 135:6)

      by the God of thy father who shall help thee; and by the ALMIGHTY who shall bless thee, with blessings of HEAVEN above, blessings of the DEEP [the Oil of Israel]7 THAT LIETH BENEATH; they shall be on the head of Joseph, and on the crown of him that was separated from his brethren. (Genesis 49:25-26)

      And of Joseph he said, blessed of the LORD be his land, for the precious things of HEAVEN, for the dew and for the DEEP [the Oil of Israel]6 THAT COUCHETH BENEATH ... and, for the chief thing of the ancient mountains

7 added by J. Brown

NOW BY FAITH
and for the precious things [Meged] of the primordial hills [Oil]8 and fullness thereof, and for the Good will of Him that dwelt in the bush; let the blessing [the Oil of Israel]7 come upon the head of Joseph, and upon the top of the head of him that was separated from his brethren. (Deuteronomy 33:13-16)

And of Asher he said, Be Asher blessed above sons; let him be acceptable to his brethren, and let him DIP HIS FOOT IN OIL. (Deuteronomy 33:24)

8 added by J. Brown

About John Brown

John Brown

Founder and Chairman, Zion Oil & Gas

     In 1983, during a visit to Israel, John Brown, spiritually inspired by scripture (1 Kings 8:41-43), dedicated himself Israel; starting the process that led to the Jo-seph Project. During the next seventeen years he made numerous trips to Israel, hired oil and gas consultants in Israel and Texas, met with Israeli government offi companies, and assisted those companies in trying to raise money for oil and gas exploration in Israel. This activity led Mr. Brown to

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

form Zion Oil & Gas, Inc. in April 2000.

     John M. Brown the company's founder, has been chairman of the board of directors since its organization in April 2000. He served as CEO until September 2004, and as president of Zion until October 2001. Mr. Brown has extensive management and marketing experience, serving as corporate director of purchasing at GTE Valeron, a subsidiary of GTE Corporation from 1966 to 1986, and as corporate director of procurement at Magnetek Universal, Inc. during 1988-89. Mr. Brown is also a director of M&B Holding Inc. a provider of cement walls and floors for -ings and home developers. Mr. Brown attended Fullerton Jr. College and then received a Bachelor of Business Administration degree from Fullerton College in 1966.

The Joseph Project

  Zion holds 100% of the working interest in their licenses, which means, the company is responsible for 100% of the costs of explo- ration and production. 12.5% of Zion's gross proceeds from the sale of oil and gas belong to the State of Israel as a royalty interest. (I believe this is the tithe, Malachi 3:10)
  Zion holds two Petroleum Exploration Li- censes in northern Israel - the 79,000 acre Asher-Menashe License and the 83,000 acre Joseph License for a total of 162,000 acres on the head of Joseph.
  After commercial production Zion will set aside a royalty of 6% for charitable founda- tions it has established in Israel and Swit- zerland. (Offerings, Deuteronomy 16:17)
  In 2005, Zion drilled the Ma'anit #1 well on the Ma'anit structure in the Joseph License area. Drilling breaks and shows of hydro- carbons were recorded from 12,000 to the total depth of 15,500 feet. The Ma'anit structure encompasses 7,400 acres.

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  From January 2007 to September 1, 2009, Zion Oil & Gas, Inc. was publicly traded on the NYSE Amex, (previously known as the American Stock Exchange) under the symbol "ZN".
  From May 2009 to September 2009, for the Ma'anit-Rehoboth #2, we re-entered the Ma'anit #1 well head to 9,500 feet, 'side- tracked' and drilled to a distance approxi- mately 2,500 feet northeast to a vertical depth of 17,913 feet (5,460 meters) but we did not reach the Permian section of the Pa- leozoic Age, which was our intended target depth (TD), where I believe is - "the bless- ings of the deep that lies beneath" (Deut.33:13-16).
  In August 2009, Zion was awarded a pre- liminary exclusive petroleum exploration permit (the "Issachar-Zebulun Permit") on approximately 165,000 acres onshore Israel (Deut. 33:18,19). As of this writing, a work program is currently underway for the Geo- physical Institute of Israel to acquire seis- mic on the Issachar-Zebulun Permit.
  On September 2, 2009, Zion switched the list- ing of its common stock and common stock purchase warrants from the NYSE Amex to

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the NASDAQ Global Market (NGM). Zi-on's common stock continues to trade under the symbol "ZN" and Zion's warrants trade under the symbol "ZNWAW".

  In October 2009, the Elijah #3 well was drilled to approximately 10,938 feet when the drill string became stuck. In February 2010, Zion temporarily suspended opera- tions on the Elijah #3 well pending further analysis. As of this writing Zion plans to acquire additional seismic data in order to resolve certain questions regarding the ge- ology surrounding Elijah #3.
  In April 2010, following production and other testing, Zion concluded that com- mercial quantities of hydrocarbons were not present in the Ma'anit-Rehoboth # 2 (MR#2) well.
  As of this writing, plans are well underway to drill a third well on the Ma�anit struc- ture. This new well, the Ma'anit-Joseph #3 (MJ#3), is targeted at the "deep" Permian geological layer and Zion plans to begin drilling the well in summer of 2010.
Visit Zion Oil's website at www.zionoil.com/ rig to read the latest updates on Zion's drilling and exploration operations.

Zion Oil & Gas Vision Statement

Comfort and Support to Israel

     From its inception, the calling of Zion Oil & Gas has been to assist Israel in the restoration of the Land by and gas - helping to make Israel politically and economically independent. We see the State of Israel not only as a refuge for Jews, but as the fulfillment of prophecy: "And I will plant them upon their land, and they shall no more be pulled up out of their land which I have given them, saith the Lord thy God." (Amos 9:15)

"Zion" of Many Meanings

     The word "Zion" is rich with meaning on many levels. Although it originally referred to the Citadel of Zion on eastern hill of Jerusalem, in what became known as the City of David, the word was often used by the Hebrew prophets in a much wider sense. �Zion� has been used respectively to refer to

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the Temple Mount, the entire Land of Israel or even the People of Israel. In Christianity, the word �Zion� represents the heavenly city ruled by God.

The decision to name our company "Zion Oil & Gas" reflects the that our activities -rael and its people, as well as working toward the fulfilment of "Zion" - in all of its many meanings.

     The Blessings of "Joseph", "Asher", and "Issachar and Zebulun" in the "Land of Israel"

     And Jacob blessed Joseph (Genesis 49:22-26): "Joseph is a fruitful bough, a fruitful bough by a well; whose branches run over the wall. The archers shot at him and hated him; but his bow abode in strength, and the arms of his hands were made supple by the hands of the mighty God of Jacob (by the name of shepherd, the Rock of Israel), by the God of thy father who shall help thee; and by the Almighty who shall bless thee, with blessings of heaven above, blessings of the deep that couches beneath, blessings of the breasts and of the womb. The blessings of thy father are mighty beyond the blessings of the

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

eternal mountains, the bounties of the everlasting hills, they shall be on the head of Joseph, and on the crown of the head of him that was separated from his brothers.� And Moses blessed the tribes of the sons of Joseph (Deuteronomy 33:13-17): "And of Jo-seph he said, Blessed of the Lord be his land, for the precious things of heaven, for the dew and for the deep that couches beneath, and for the precious fruits brought forth by the sun, and for the precious things put forth by the moon, and for the chief things of the ancient mountains, and for the precious things of primordial hills, and for the precious things of the earth, and its fullness, and for the good will of him that dwelt in the bush. Let the blessings come upon the head of Joseph, and upon the top of the head of him who was separated from his brothers."

     "And of Asher he [Moses] said, blessed above sons; let him be acceptable to his brethren, and let him dip his foot in oil." (Deuter-onomy 33:24.) Of the Land of Israel, Moses sung (Deuteronomy 32:13): "He made him ride on the high places of the earth, and he ate of the produce of the suck honey out of rock,

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rock."

     And Moses blessed the tribes of Issachar and Zebulun (Deuteronomy 33:18-19): "About Zebulun he said: Rejoice, Zebulun, in your going out, and you, Issachar, in your tents. They will summon peoples to the mountain and there offer sacrifices of on the abundance of the seas, on the treasures hidden in the sand."

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charitable activities, we established the Abraham Foundation. In June 2008, the articles of incorporation were executed and filed by the Swiss Registrar in Geneva and in November 2008, the Swiss Confederation approved the Foundation as an international foundation under the supervision of the federal government. In December 2008, the Republic of Geneva and the Federal government of Switzerland issued a tax ruling providing complete tax exemption for the Foundation.

     In February 2009, we assigned both (i) a 3% overriding royalty interest to the Bnei Joseph Foundation (in Israel) and (ii) a 3% overriding royalty interest to the Abraham Foundation (in Switzerland). In June 2009, the Israeli Petroleum Commissioner formally approved Zion's transfer of the overriding royalty interests to the respective foundations.

     The general application of the funds will be to support projects for the restoration of the land and people of Israel and social, charitable, medical, religious, educational and rehabilitative projects in the United States and internationally.

Since Zion Oil had been drilling in Israel John Brown has received hundreds of letters and phone calls from well wishers, fans and lovers of Israel. Below is a small sample:

Subject: FW: getting involved with Zion

To whom it may concern:
     Since 1983, after attending a service by Jim Spillman, my father has been telling me about the visions of oil exploration in Israel. I have followed the efforts closely for many years, and was extremely excited after learning of Zion. I am a dedicated Christian, and believe that the discovery of oil in Israel will play an extensive role in the end times and the fulfillment of in the world than to be involved in this. I am a recent graduate of Indiana University School of Law, with a background in Industrial Engineering. I understand that Zion is a small company, but I would be willing to work in any capacity, and would relish the chance to move to Israel. If you have any employment opportunities, or think that I could be of service to you in any other way, please contact me. I can provide you a resume upon request. Your company and the country of Israel will continue to

APPENDICES
be in my thoughts and prayers.
Sincerely,
T. N.
Subject: oil and wine
Hi John,
     Just wanted to let you know, I believe in what you're doing. I've invested in your company and look forward to seeing what God has in store for you and your company!

     The Bible does seem to mention oil in various places, that of the petroleum kind. I've studied this based on your work and that outlined in the Great Treasure Hunt.

     Further, note was Rev. 6:6 says... "...do not damage the oil or the wine." This seems to me to be petroleum oil and not wine, but gasoline. In John�s vision, he wouldn�t know otherwise, so he described it was he could (likewise further on in Rev. I don't believe he's literally talking about locusts, but helicopters, etc).

     One other thing... Thursday morning I'll be a father for the first time! -el Asher Kyle! 3 years ago I got an inspired message from God about having a son, with a strong inclination of the name Gabriel after the message.

You know that Gabriel announced Jesus coming to

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED
developments of offerings that had been called for, because we just now were set up on internet and e-mail resources. I am delighted and excited at the success of your offerings and praise God that you all are moving forward in the drilling in March.

     Before I had gone to Washington, I had told my wife that in my heart, I believed that God was going to bless Israel with more oil than any nation, and I couldn't put my finger me. This was before I discovered what you all were doing at the CUFI Wash D.C.It was nice to see that God had put the same thing on many other hearts , and that you all were actually putting legs on the thing. It's nice to have that you are not that crazy after all. .You don't know what it meant to us to hear that you all were going to get the oil for God and Israel. We are all rooting for you with prayers and faith.

     Please let me know if there is still the availability of giving offerings/investments at an affordable rate that I could consider participating in to bless Israel, bless Zion Oil's efforts, and by the grace of God bring blessing to our church, ministry and family. May God Bless you as you dip your foot in oil and recieve the blessings of the deep as you strike oil to the glory of the Lord, to the credit of God's Word, and to bless Israel. We truly appreciate your work in the Lord.

R. C.

JEWS AND CHRISTIANS UNITED FOR ISRAELTM

THE MISSION STATEMENT

     The purpose of JEWS AND CHRISTIANS UNITED FOR ISRAEL (the "Association") is to provide both Jews and Christians with an association through which, together, they can show their support for Israel and stand united against all forms of theological, cultural and political anti-Semitism. Anti-Semitism is an assault on G-d, as well as on the Jewish people.

SCRIPTURAL FOUNDATION

     Jews and Christians - come - let us walk by the light of HASHEM! (Isaiah 2:5)

     Come let us go up to the Mountain of HASHEM, to the Temple of the God of Jacob, and He will teach us of His Ways and we will walk in His paths. For from Zion will the Torah come forth, and the word of HASHEM from Je-rusalem. Isaiah 2:3

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

     Let not the foreigner, who has joined himself to HASHEM, speak, saying, "HASHEM will utterly separate me from His people.".. And the foreigners who join themselves to HASHEM to serve Him and to love the Name of HASHEM to become servants unto Him, all who guard the Sabbath against desecration, and grasp My covenant tightly � I will bring them to My holy mountain, and I will gladden them in My house of prayer; their elevation-offerings and their -vor on My Altar, for My House will be called a house of prayer for all the people. The word of my Lord, HASHEM/ELOHIM, Who gathers in the dispersed of Israel: I shall gather to him even more than those already gathered to him. (Exiled Jews and many gentiles will rally to the Messiah) (Isaiah 56: 3-8).

SPIRITUAL MESSAGE
     This Association will carry a message -- a message to the world that the G-d of Abraham, Isaac and Jacob is and the covenants with Israel and the Jewish people are eternal and have never been set aside. The Association will shout out that its blessings of Abraham.

APPENDICES
     For the times are who has many enemies, and there is another rising tide of anti-Semitism around the world. The new code word for anti-Semitism is anti-Zionism. Anti-Semitism is an assault on G-d, as well as on the Jewish people. The Association must do everything that it can to make Israel strong and deliver the message that we not stand for anti-Zionism and anti-Semitism. Anti-Semitism was and is deeply imbedded in Christian Church doctrine and tradition based upon the chosen people being no longer "Is-rael" but the Church.

     According to Franklin H. Littell in The Crucifixion to Understand the Jewish Experience, the primary question for the Christian church is where it stands on the survival of the Jewish people and Judaism. With Christian anti-Semitism based upon the superseding or displacement myth of the Jewish people, the restored Israel and the continued existence of the Jewish people are a substantial refutation of the traditional Christian myth about the eventual annihilation, assimilation, or withering away of the Jewish people and Judaism.

If Christians want to understand the very

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

foundations of their religion, they need to understand what should be their relationship and understanding of the Jewish people, G-d's witnesses on earth, and modern Judaism. Christians need to recognize that their mission of preparing for the coming of the Kingdom of G-d is shared with the Jewish people and the

Jewish people have their faithfulness to the divine covenant promised by G-d in Genesis.

     Elie Wiesel has commented that "Auschwitz represented a failure, a defeat for 2,000 years of Christian civilization." Wiesel in Messengers of God, Biblical Portraits and Legends lamented who among the Christian community actually studies the Word of G-d in which he said.

In Jacob's vision of the future, he wept together with his persecuted descendants. And this was how he addressed God: In Your Book, it is written that one may not slaughter an animal and her young on the same day. This law shall not be observed by the enemy; he will kill mothers and their children in each other's presence. I shall not ask You who will observe Your Law; I shall simply ask You to tell me who will study it.

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In his dream Jacob saw a ladder whose top reached into heaven. It still exists. There are those who have seen it, somewhere in Po-land, at the side of an out-of-the way railroad station. And an entire people [were] climbing, climbing toward the clouds on fire. Such was the ancestor Jacob must have felt.

     The Christian community does not realize that instead of choosing to assimilate at all costs because of anti-Semitism, Jewish people worldwide continue to renew and intensify their Jewish life and to raise Jewish children. Knowing of the fate to which these decisions may threaten their family and of how little the world really cares, such decisions can only come from faith and trust in G-d.

     Judea and Ruth Pearl in I Am Jewish, Personal Reflections of Daniel Pearl said that to be Jewish is to be part of a four-thousand year old community of memory that recognizes what we owe to those who have come before us. The Jewish people are the only people in the world today who still inhabit the same land, embrace the same religion, study the same Torah, speak the same aboriginal language, Hebrew, and hear the same

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

name, Israel, as they did 3,500 years ago. To the people who say show me proof that G-d exists, I say look to G-d's witnesses on earth, look at the history of the Jewish people after two thousand years of persecution and the Holocaust and you will see proof that G-d exists. The Jewish people live. Israel lives! Juda-ism lives!

     Many evangelical churches still preach a modified form of which they claim that the world is now in the time of the Church and G-d has set aside the Jews. If there is another Holocaust, then it is to be. They see no purpose in Christian dialogue with the Jewish people, unless the Jews want to accept the Christian message of salvation.

     A leading theologian of Christian-Jewish dialogue, Paul M. van Buren, has stated that if the Christian church is faithful to G-d and His covenant with His people, the proper mission of the Christian church to the Jew-ish people would be to help Israel to be what it is in the covenant by G-d's election and to help it perform its mission.

     Israel's mission to the world and the Association�s guiding mission to the world should

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be the same - tzedaka u-mishpat - the two virtues which were the basis for Abraham's initial election by G-d. I have known, loved and appointed Abraham in order that he commands his children and household after him to observe the way of the Lord, which is to do compassionate righteousness [tzedaka] and moral justice [mishpat]. This is why G-d promised to make of Abraham a great and powerful nation through whom all the nations of the earth would be blessed. Genesis 18: 18-19. \

     As the natural and spiritual children of Abraham, we must through our decisions radiate this compassionate righteousness [tzedaka] and moral justice [mishpat] that shows that we are pursuing Israel's mission to the world through the Association. By pursuing Israel's mission, Israel and the world will be blessed. And this is the spiritual message that the Association must deliver.

     Radical Islam has picked up the torch of anti-Semitism from the Nazis and Professor Robert S. Wistrich has said that Hitlerism did not die in April 1945 nor was Auschwitz truly "liberated," but this "culture of hatred" has been ignited across the Arab-Muslim world. For radical Islam is not about the territorial or

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Dear Friends of Zion,
     On the following page (72) is a copy of my personal testimony. In Romans Chapters 10 & 11, the scriptures contain Paul's Prayers for Israel and that salvation is open to both the Jew and Gentiles. It clearly states that a remnant of Israel will be saved by an Election of Grace and that G-d himself caused a spiritual blindness to fall on the rest. And we Gentile believers are warned by G-d to not boast against them (Romans 10:11-15). If you will read chapter 11 very carefully, you will see that G-d has a plan for Israel and the Jews in Verse 25 "for I would not, brethren that ye should be ignorant of this mystery, lest ye should be wise in your own conceits; that the blindness in part is happened to Israel, until the fullness of the Gentiles be come in" and in verse 26 "and so all Israel shall be saved: as it is written, there shall come out of Zion the deliverer, and shall turn away ungodliness from Jacob"; but until then we are warned in verse 28 "as concerning the gospel, they are enemies for your sakes: but as touching the election, they are beloved for the fathers sake".

"O the depth of the riches both of the wisdom and knowledge of God! How unsearchable are his judgments, and his ways past finding out!"
     (Romans 11:33-36)
John M. Brown
Founder, Jews and Christians United for Israel

     THE OIL OF ISRAEL: PROPHECY BEING FULFILLED

For more information about Zion Oil & Gas, Inc. please visit: www.zionoil.com

To order copies of The Oil of Israel: Prophecy

     Being Fulfilled by John Brown, The Great Treasure Hunt by Jim Spillman and Breaking the Treasure Code: the Hunt for Israel�s Oil and The

Oil of Israel: Prophecy please visit: www.tppress.com

Zion Oil & Gas

USA

     6510 Abrams Road, Suite 300 Dallas, Texas 75231 Phone: 214.221.4610 Fax: 214.221.6510 Email: dallas@zionoil.com

Israel

15 Bareket Street, POB 3138 North Industrial Park Caesarea 38900 Israel

Phone: +972-(0)4-623 1425 Fax: +972-(0)4-623 1427 Email: israel@zionoil.com